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                                                                    EXHIBIT 12.1

                        THE CHARLES SCHWAB CORPORATION

               Computation of Ratio of Earnings to Fixed Charges
                   (Dollar amounts in thousands, unaudited)




                                           Three Months Ended
                                                March 31,                               Year Ended December 31,
                                           2000          1999             1999        1998         1997        1996        1995
                                           ----          ----             ----        ----         ----        ----        ----
Earnings before taxes on income          $479,661       $236,092      $  971,239   $  576,544   $  447,247   $394,063   $277,104
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Fixed charges
   Interest expense - customer            237,290        155,000         688,503      579,930      480,988    368,462    321,225
   Interest expense - other                28,719         18,545          79,900       71,951       65,495     57,410     35,998
   Interest portion of rental expense      13,437          9,255          43,417       32,326       26,045     23,051     20,810
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   Total fixed charges(A)                 279,446        182,800         811,820      684,207      572,528    448,923    378,033
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Earnings before taxes on income and
 fixed charges (B)                       $759,107       $418,892      $1,783,059   $1,260,751   $1,019,775   $842,986   $655,137
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Ratio of earnings to fixed
 charges (B) / (A)*                           2.7            2.3             2.2          1.8          1.8        1.9        1.7
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Ratio of earnings to fixed charges
 excluding customer interest expense**       12.4            9.5             8.9          6.5          5.9        5.9        5.9
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

* The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements. For such purposes, "earnings" consist of earnings before taxes on income and fixed charges. "Fixed charges" consist of interest expense incurred on payable to customers, borrowings and one-third of rental expense, which is estimated to be representative of the interest factor.

** Because interest expense incurred in connection with payable to customer is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding customer interest expense reflects the elimination of such interest expense as a fixed charge.